[LETTERHEAD OF CREATIVE ENTERPRISES INTERNATIONAL, INC.]

September 30, 2004

Don Rimehart
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 0511

Re:      Creative Enterprises International, Inc.
         Registration Statement File No. 333-99733


Dear Mr. Rimehart:

         Creative Enterprises International, Inc., a Nevada corporation (the "COMPANY"), hereby requests the withdrawal of its above referenced Registration Statement on Form SB-2 (the "REGISTRATION STATEMENT") due to general market conditions and developments at the Company. The Company has not sold any of its securities described on the Registration Statement. If you have any questions, please do not hesitate to contact me at (610) 525-7444 or Roger Kim of Reed Smith LLP at (212) 549-0225. We look forward to receiving an order from your office confirming the withdrawal requested in this letter.


Thank you,


/s/ Michael Salaman
Michael Salaman, President